

Mail Stop 3628

January 27, 2016

James Darrell Thomas
Vice President, Treasurer and Assistant Secretary
Harley-Davidson Customer Funding Corp.
3850 Arrowhead Drive
Carson City, Nevada 89706

      Re: **Harley-Davidson Customer Funding Corp.
             Registration Statement on Form SF-3
             Filed December 31, 2015
             File No. 333-208825**

Dear Mr. Thomas:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form SF-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

2. Please file your exhibits, including the form of agreements, with the next amendment.

3. We note that assets in the pool may be delinquent. Please confirm that delinquent assets will not constitute 20% or more of the asset pool. Refer to General Instruction I.B.1(e) of Form SF-3.

4. Please provide disclosure in the appropriate part of the prospectus stating that the registrant has met the registrant requirements of General Instruction I.A.1 of Form SF-3.

5. On page 43 under "Risk Factors—Because the offered notes are in book-entry form, your rights can only be exercised indirectly," we note that you indicate that the indenture trustee will not recognize an investor as a "noteholder." Please revise your prospectus throughout as necessary to clarify that, for purposes of the asset representations review, dispute resolution, and investor communication shelf eligibility requirements under General Instructions I.B.1(b), (c), and (d) of Form SF-3, a "noteholder" is the beneficial owner of the note, rather than Cede & Co. or DTC. Where appropriate, please also include:

    •   A description of the DTC voting guidelines that beneficial owners must follow to use the asset representations review provision and how those guidelines will operate in connection with the process outlined for the asset representations review;

    •   Whether beneficial owners must follow DTC procedures to use the dispute resolution provision, and if so, a brief description of what those procedures include; and

    •   Whether beneficial owners must send communication requests to the issuer or servicer through DTC procedures, and if so, a brief description of what those procedures include, or if the requests may be sent directly to the issuer or servicer.

Cover Page

6. We note in footnote 1 to the "Calculation of Registration Fee" table that you intend to use the filing fee paid for unsold securities under a prior registration statement pursuant to Securities Act Rule 457(p) to offset the filing fee due for the first $600,000,000 of securities to be registered on this registration statement. If you intend to register a specific amount of securities now using the filing fee paid for the unsold securities as an offset to the fee currently due, please include in the fee table: a specific amount to be registered and the amount of the registration fee. Please be advised that the filing fee rate has changed since you paid the registration fee in March 2015.

Regarding this prospectus, page v

7. Please revise the last sentence of the third paragraph under this heading to indicate that you will update forward-looking statements as required by the federal securities laws.

Risk Factors

Conflicts of interest involving the rating agencies may affect the ratings on your notes, page 28

8. We note your statement that "[a]s a result of scrutiny by regulators of a rating agency that the sponsor hired to rate the notes, the rating agency may also be more likely to downgrade the ratings it has assigned to a security, including the notes." Item 503(c) of Regulation S-K specifies that risk factors should be limited to the most significant factors that make the offering speculative or risky and that the issuer must describe how each risk affects the issuer or the securities being offered. If you believe that scrutiny by regulators of a rating agency hired by you is a significant risk that makes your offering speculative or risky, please revise to describe in greater detail the reasons why a rating agency would be more likely to downgrade the ratings for your securities. Furthermore, please revise your subheading to reflect the risk that you describe. We note that the risk factor directly below describes the conflict of interest created by the sponsor's payment of the rating agencies' fees.

The Sponsor, Seller, Servicer and Administrator

Credit Risk Retention

9. Please revise your disclosure to include bracketed language to indicate how the sponsor will comply with the credit risk retention rules, including applicable disclosures relating to all the options for risk retention that the sponsor reasonably contemplates using to satisfy the new requirements.

Underwriting, page 54

10. We note your disclosure that "[f]ailure to be approved by the automated decisioning model does not mean that a credit application does not meet Eaglemark Savings Bank's underwriting standards." However, the adopting release for Item 1111(a)(8) of Regulation AB notes that "where originators may approve loans at a variety of levels, the loans underwritten at an incrementally higher level of approval are evaluated based on judgmental underwriting decisions, the criteria for the first level of underwriting should be disclosed, and loans that are included in the pool despite not meeting the criteria for this first level of underwriting criteria should be disclosed under Item 1111(a)(8)." See Issuer Review of Assets in Offerings of Asset-Backed Securities (Release No. 33-9176) (Jan. 20, 2011). Based on your disclosure, it appears that the applications reviewed through a manual process by a credit analyst should still be disclosed as exception applications under Item 1111(a)(8). Please revise or advise.

Asset Representations Reviewer, page 62

11. Please revise your disclosure to state that, when the asset representations reviewer resigns, is removed or is substituted, such information will be provided to investors in a timely Form 10-D filing.

The Contracts

Contract Review Information, page 75

12. We note your statement that third parties will assist in the review of the contracts. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936) (Aug. 27, 2014).

Representations, Repurchase and Asset Representations Review

Obligations to Repurchase Contracts, page 77

13. We note your disclosure that "[i]n the event of an uncured breach of any representation or warranty with respect to a contract that materially and adversely affects the issuing entity's interest in the contract, the depositor is generally obligated to repurchase the contract from the [issuing entity][underlying trust]" (emphasis added). Please revise your disclosure to describe the circumstances under which the depositor is not obligated to repurchase a contract when an uncured breach of a representation or warranty with respect to such contract materially and adversely affects the issuing entity's interest.

14. We further note your disclosure that the depositor and the seller will be obligated to repurchase contracts so that the seller can amend the contract to ensure compliance with applicable consumer credit and other laws. Please revise your disclosure to clarify whether or not this obligation to repurchase contracts is dependent on a finding that a breach of a representation or warranty materially and adversely affected the investors' interest in such contract. Please also revise to clarify whether such finding would impact the 10% cap on reacquisitions noted in the last sentence of this paragraph.

Asset Representations Review

Delinquency Trigger, page 78

15. With respect to your delinquency trigger disclosure, please revise to provide information about whether defaulted, charged-off, and/or repossessed contracts are included in determining whether the delinquency trigger has been met for each monthly reporting period.

Voting Trigger, page 78

16. Please revise to clarify that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation of determining whether 5% of investors have elected to initiate a vote. See Section V.B.3(a)(2)(c)(i)(b) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (the "2014 ABS Adopting Release") (stating "the maximum percentage of investors' interest in the pool required to initiate a vote may not be greater than 5% of the total investors' interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)").

Asset Representations Review Process, page 78

17. We note your disclosure that an asset representations review will be performed on "each contract that is more than 60 days delinquent (assuming 30-day months) at the end of the prior month." We also note that, on page 81 under the heading "Delinquency and Loan Loss Information," you report delinquencies that are 60-89 days delinquent. Please revise to state that the asset representations reviewer will be instructed to perform a review of all contracts 60 days or more delinquent to be consistent with how you otherwise report delinquencies and as required by the shelf eligibility provisions of Form SF-3. See General Instruction I.B.1(b)(D) of Form SF-3.

18. We note your statement that "[t]he tests may not be sufficient to determine every instance of noncompliance." The registrant and the asset representations reviewer must determine that the scope of the asset representations review is sufficient to demonstrate compliance with the representations and warranties. Please revise or remove this statement and confirm supplementally that the review procedures will be sufficient for the asset representations reviewer to determine if a loan has failed to comply with a representation or warranty.

Review Report, page 79

19. Please revise your disclosure to clarify which transaction party will make a determination that noncompliance with the representations and warranties constitutes a breach of the transaction documents.

Dispute Resolution for Repurchase Requests, page 79

20. We note your disclosure stating "if the contract subject to a repurchase request was part of an asset representations review and the asset representations review report states that no tests were failed for the contract, the repurchase request for the contract will be deemed to be resolved." This limitation on the availability of dispute resolution appears inconsistent with the shelf eligibility requirement. Please revise accordingly. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 ABS Adopting Release ("while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets. We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision.").

21. We note that if the parties fail to agree at the completion of the mediation, the requesting party may refer the repurchase request to arbitration. Please revise to specify that requesting party may also proceed to file a suit in court.

22. We note your disclosure indicating that requesting parties may choose mediation, which will include non-binding arbitration. Please revise the language in the second to last paragraph in this section to clarify that (i) the arbitrator's determination in binding arbitration will be final and non-appealable and (ii) the requesting party is giving up its right to sue in court by selecting binding arbitration.

23. We note your disclosure that "[e]ach party will agree to keep the details of the repurchase request and the dispute resolution confidential." Please revise to clarify that such confidentiality limitations will not prevent disclosure required by all applicable laws. Please also confirm to us that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

Lists of Noteholders, page 128

24. We note your disclosure here about how noteholders may get access to the list of all noteholders maintained by the indenture trustee. However, we are unable to locate any disclosure about the new investor communication shelf requirement. Please include in

your next amendment disclosure about this shelf requirement, including but not limited to, a description of the process of how investors will communicate their requests to communicate with other investors, any verification requirements for beneficial owners to use the provision, and how the expenses, if any, associated with the investor communication provision will be paid. See Section V.B.3.(a)(4) of the 2014 ABS Adopting Release and Instruction I.B.1(d) of Form SF-3.

Back Cover

25. We note your use of the term "prospectus supplement." Please revise such references to refer to the "prospectus." Refer to General Instruction IV of Form SF-3.

Part II

Exhibits

26. We note your statement that you have incorporated by reference Exhibit 3.1, Articles of Incorporation, and Exhibit 3.2, Bylaws, which were filed as exhibits to the depositor's registration statement on Form SF-3, File No. 333-375550. Please revise your reference to refer to the correct registration statement as this is the depositor's first registration statement on new Form SF-3.

Undertakings

27. Please revise your undertakings to remove references to Items 512(a)(5)(i) and 512(a)(5)(ii) of Regulation S-K, and include Items 512(a)(5)(iii) and 512(a)(7) of Regulation S-K. Registrants offering asset-backed securities must now rely on Rule 430D rather than Rule 430B of Regulation C.

28. We note your paragraph (l) in which you undertake that the information provided in response to Item 1105 of Regulation AB through a specified Internet Web site in the prospectus is deemed to be a part of the prospectus included in the registration statement. Item 312 of Regulation S-T, which permitted issuers to provide static pool information through a Web site, was a temporary accommodation that expired on June 30, 2012. Please delete the paragraph (l) undertaking given the expiration of Item 312 of Regulation S-T and any other statement in the registration statement of the provision of static pool information through a Web site.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michelle Stasny at (202)551-3674 or me at (202)551-3731 with any other questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance

cc: Patrick G. Quick, Esq., Foley & Lardner LLP
        Nicholas J. Faleris, Esq., Foley & Lardner LLP